OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.00

SEC 1815
(11-2002)
Previous
versions
obsolete

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **December, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **December 16, 2005**

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2005

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2005 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors' of Royal Standard Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended October 31, 2005 and October 31, 2004.

ROYAL STANDARD MINERALS INC.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	October 31, 2005 (Unaudited)	January 31, 2005 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 1,527,847	$ 392,697
Marketable securities	86,124	86,124
Receivables	19,252	63,014
	1,633,223	541,835
Reclamation bond	131,767	131,767
Exploration properties (Note 2(a))	1,070,131	1,203,684
Mine development (Note 2(b))	3,250,615	1,322,362
Equipment	117,234	37,735
	$ 6,202,970	$ 3,237,383
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 54,264	$ 104,087
SHAREHOLDERS' EQUITY		
Capital stock (Note 3)	11,525,108	8,779,261
Warrants (Note 5)	1,421,681	584,796
Contributed surplus (Note 4)	2,070,229	1,628,386
Deficit	(8,868,312)	(7,859,147)
	6,148,706	3,133,296
	$ 6,202,970	$ 3,237,383

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

| | Three Months Ended October 31, | | Nine Months Ended October 31, | |
	2005	2004	2005	2004
EXPENSES				
General and administrative	$ 63,718	$ 23,931	$ 147,262	$ 104,820
Bad debt	-	37,821	-	37,821
Consulting fees	97,692	52,257	225,845	160,475
Accretion expense	1,579	-	4,737	-
Amortization	7,737	3,357	18,411	9,905
Stock option compensation	-	-	427,806	110,438
Foreign exchange gain	(139,016)	(191,323)	(151,828)	(212,395)
Write-off of exploration properties	336,932	-	336,932	-
	368,642	(73,957)	1,009,165	211,064
NET (LOSS) INCOME FOR THE PERIOD	(368,642)	73,957	(1,009,165)	(211,064)
DEFICIT, BEGINNING OF PERIOD	(8,499,670)	(7,662,445)	(7,859,147)	(7,377,424)
DEFICIT, END OF PERIOD	$ (8,868,312)	$ (7,588,488)	$ (8,868,312)	$ (7,588,488)
Basic and diluted loss/income per share (Note 6)	$ 0.01	$ 0.00	$ 0.02	$ 0.01

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2005	2004	2005	2004
OPERATING ACTIVITIES				
Net (loss) income for the period	$ (368,642)	$ 73,957	$ (1,009,165)	$ (211,064)
Add back:				
Amortization	7,737	3,357	18,411	9,905
Accretion expense	1,579	-	4,737	-
Stock option compensation	-	-	427,806	110,438
Write-off of exploration properties	336,932	-	336,932	-
Changes in non-cash working capital:				
Receivables	73,443	(810)	43,762	(1,458)
Funds in trust	-	75,000	-	75,000
Accounts payable and accrued liabilities	(8,886)	(14,746)	(54,561)	(49,249)
	42,163	136,758	(232,078)	(66,428)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares, net of share issue costs	282,004	187,030	3,596,770	1,970,486
CASH FLOWS FROM INVESTING ACTIVITIES				
Exploration property expenditures and mine development	(768,111)	(934,759)	(2,131,632)	(1,453,846)
Equipment	(27,118)	-	(97,910)	-
	(795,229)	(934,759)	(2,229,542)	(1,453,846)
Change in cash and cash equivalents	(471,062)	(610,971)	1,135,150	450,212
Cash and cash equivalents, beginning of period	1,998,909	1,250,915	392,697	189,732
Cash and cash equivalents, end of period	$ 1,527,847	$ 639,944	$ 1,527,847	$ 639,944

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2005
(Expressed in United States Dollars)
(UNAUDITED)

1. Summary of Significant Accounting Policies

    Royal Standard Minerals Inc. ("Royal" or the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange, Frankfurt Stock Exchange and traded on the OTC Bulletin Board.

    The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended October 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending January 31, 2006.

    The balance sheet at January 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended January 31, 2005. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended January 31, 2005.

2. Exploration properties and mine development

    (a) Exploration properties

    The following table reflects the exploration properties and expenditures during the nine months ended October 31, 2005:

	Opening Balance January 31, 2005	Additions (*)	Write-offs	Ending Balance October 31, 2005
Manhattan Project	$ 191,065	$ 1,458	$ (192,523)	$ -
Como Project	86,330	22,154	-	108,484
Railroad Project	175,670	-	-	175,670
Pinon Project	600,538	58,286	-	658,824
Fondaway Project	96,028	31,125	-	127,153
Other	54,053	90,356	(144,409)	-
	$ 1,203,684	$ 203,379	$ (336,932)	$ 1,070,131

    (*) Refer to the Statement of Exploration Expenditures as of October 31, 2005 for a breakdown of material costs.

    (b) Mine development

	Opening Balance January 31, 2005	Additions	Ending Balance October 31, 2005
Gold Wedge Project	$ 1,322,362	$ 1,928,253	$ 3,250,615

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2005
(Expressed in United States Dollars)
(UNAUDITED)

3. Capital Stock

    Authorized
    Unlimited number of common shares

| | October 31, 2005 | |
ISSUED	Shares	Amount
Balance, beginning of period	43,143,518	$ 8,779,261
Private placements	12,131,000	3,468,548
Shares issued to brokers as compensation	127,000	36,312
Shares issued on exercise of compensation options	650,000	145,004
Compensation options - valuation	-	24,634
Shares issued on warrant exercise	632,875	263,885
Warrant exercise - valuation	-	70,522
Exercise of stock options	100,000	33,864
Cost of issue - non-cash items	-	(946,079)
Cost of issue - cash	-	(350,843)
Balance, end of period	56,784,393	$ 11,525,108

On March 31, 2005, the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord Capital Corporation ("Canaccord"), the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 at a price of $0.35 CDN for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

(Expressed in United States Dollars)

3. Capital Stock (continued)

The fair value of the common share purchase warrants and agent warrants were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement - 8,750,000 units
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $575,087.

(ii) Warrants issued on private placement - 1,500,000 units
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 750,000 warrants is $91,245.

(iii) Warrants issued on private placement - 50,000 units
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 25,000 warrants is $4,668.

(iv) Warrants issued on private placement - 1,831,000 units
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 915,500 warrants is $66,924.

(v) Agent warrants - 8,750,000 units
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $177,915.

(vi) Agent warrants - 1,500,000 units
Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $30,240.

4. Stock Options

The following table reflects the continuity of stock options:

	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE $ (CDN)
Opening Balance, January 31, 2005	4,185,000	0.28
Options granted	2,080,000	0.34
Options expired/cancelled	(695,000)	0.24
Options exercised	(100,000)	0.40
Ending Balance, October 31, 2005	5,470,000	0.31

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $243,784 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.0%; estimated life, 5 years and volatility, 100%.

(Expressed in United States Dollars)

4. Stock Options (continued)

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $184,022 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.0%; estimated life, 5 years and volatility, 92%.

As at October 31, 2005 the following common shares were reserved for issuance to directors, officers and employees under the Company's stock option plan:

Black-Scholes Value ($)	Stock options outstanding	
-	880,000	shares at CDN $0.17 per share until May 25, 2006
-	960,000	shares at CDN $0.26 per share until April 25, 2007
-	555,000	shares at CDN $0.40 per share until May 13, 2007
27,734	220,000	shares at CDN $0.265 per share until December 12, 2008
150,606	775,000	shares at CDN $0.36 per share until May 4, 2009
243,784	1,000,000	shares at CDN $0.39 per share until April 13, 2010
184,022	1,080,000	shares at CDN $0.29 per share until May 16, 2010
606,146	5,470,000	

Contributed surplus consists of the following items:

Cancelled escrowed common shares	$ 1,425,413
Expired warrants	26,064
Cancelled stock options	12,606
Active stock options	606,146
	$ 2,070,229

5. Warrants

The following table reflects the share purchase warrants and agent warrants currently outstanding and their corresponding fair values:

Expiry	Price ($) CDN	Number	Value ($)
April 15, 2006	0.50	4,098,840	485,466
March 31, 2007	0.50	5,721,000	752,016
April 26, 2007	0.50	969,625	118,090
April 29, 2007	0.50	25,000	4,668
May 5, 2007	0.50	840,500	61,441
		11,654,965	1,421,681

(Expressed in United States Dollars)

6. Basic and diluted (loss) income per share

Basic (loss) income per share has been determined by dividing net (loss) income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share is the same as basic (loss) income per share. The Company's stock options, warrants and agent warrants were not included in the diluted (loss) income per share calculation because it would have had an anti-dilutive effect.

7. Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2005 audited consolidated financial statements.

8. Subsequent Events

(a) The Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

(b) The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada.

The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project.

The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

ROYAL STANDARD MINERALS INC.
STATEMENT OF EXPLORATION EXPENDITURES (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2005
(Expressed in United States Dollars)
(UNAUDITED)

Mineral Property Additions During the Period

	Three Months Ended October 31, 2005	Nine Months Ended October 31, 2005
Como Project		
General exploration	$ 7,896	$ 22,154
Manhattan Project		
General exploration	$ 51	$ 1,458
Pinon Project		
Geologists	$ 3,634	$ 6,085
Option payment	1,373	39,168
Consulting fees	386	11,018
Travel	817	817
General exploration (recovery)	(1,383)	1,198
	$ 4,827	$ 58,286
Fondaway Project		
Options payments	$ -	$ 31,125
Other		
Drilling	$ 55,223	$ 90,356
Total additions	$ 67,997	$ 203,379

ROYAL STANDARD MINERALS INC.
SUPPLEMENTAL TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
NINE MONTHS ENDED OCTOBER 31, 2005
(Expressed in United States Dollars)
(UNAUDITED)

As at November 29, 2005, the following items were outstanding:

1.   Share Capital

57,007,643 common shares

2.   Stock Options

880,000	shares at CDN $0.17 per share until May 25, 2006
960,000	shares at CDN $0.26 per share until April 25, 2007
555,000	shares at CDN $0.40 per share until May 13, 2007
220,000	shares at CDN $0.265 per share until December 12, 2008
775,000	shares at CDN $0.36 per share until May 4, 2009
1,000,000	shares at CDN $0.39 per share until April 13, 2010
1,080,000	shares at CDN $0.29 per share until May 16, 2010
5,470,000	

3.   Warrants

11,431,715 warrants outstanding.